GENIUS SPORTS LIMITED

9th Floor, 10 Bloomsbury Way

London, WC1A 2SL

September 2, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tony Watson

Adam Phippen

Re:	Genius Sports Limited

Form 20-F for the Fiscal Year Ended December 31, 2021

Filed March 18, 2022

Form 6-K Filed May 12, 2022

File No. 001-40352

Ladies and Gentlemen:

This letter sets forth responses of Genius Sports Limited (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated August 8, 2022, with respect to the Company’s Form 20-F for the fiscal year ended December 31, 2021, filed with the Commission on March 18, 2022 (the “20-F”), and Form 6-K furnished to the Commission on May 12, 2022 (the “6-K”).

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the 20-F or the 6-K, as applicable.

Form 20-F for the Fiscal Year Ended December 31, 2021

Item 5. Operating and Financial Review Prospects

E. Critical Accounting Policies and Estimates, page 63

1.

Staff’s comment: Please tell us your consideration of including your goodwill and intangible asset impairment testing in your critical accounting policies and estimates. Your discussion on goodwill should focus on whether you are at risk of failing the quantitative impairment test or that the fair value of each of your reporting units are substantially in excess of carrying value and are not at risk of failing. If a reporting unit is at risk of failing, you should disclose:

•	the percentage by which fair value exceeded carrying value at the date of the most recent test;

•	a detailed description of the methods and key assumptions used and how the key assumptions were determined;

•	a discussion of the degree of uncertainty associated with the assumptions; and

•	a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Please refer to Item 5E of Form 20-F.

Response:

The Company respectfully acknowledges the Staff’s comment and notes that at the time of filing the 20-F for the fiscal year ended December 31, 2021 on March 18, 2022, the Company did not consider disclosure of goodwill and intangible asset impairment within critical accounting policies and estimates because the Company was not at risk of failing the quantitative impairment test. The Company had a single reporting unit whose fair value was substantially in excess of its carrying value. At the time of the Company’s annual impairment testing date on October 1, 2021, the Company’s market capitalization was over $3.5 billion relative to its carrying value of $712 million as of September 30, 2021. The Company monitored changes in market capitalization which declined significantly, but at the time of the Form 20-F filing on March 18, 2022, market capitalization had exceeded $1 billion, representing an over 40% premium over total carrying value of its equity of $706 million as of December 31, 2021.

The Company has discussed its accounting policies and considerations around goodwill and intangible asset impairment in Note 1 of Item 17. Financial Statements in the Form 20-F for the fiscal year ended December 31, 2021.

Starting in the Company’s interim report for the six month period ended June 30, 2022, a copy of which is attached as Exhibit 99.1 to the Company’s Form 6-K furnished to the Commission on August 16, 2022, although no impairment was identified, due to the level of estimation uncertainty around goodwill, the Company included goodwill and intangible impairment in its critical accounting policies and estimates.

Consolidated Statement of Operations, page F-3

2.

Staff’s comment: Please tell us your consideration of the guidance in SAB Topic 6:B and ASC 480-10-S99-3A(20) related to presenting net loss available to common shareholders on the face of your statements of operations and factoring in the preferred share accretions in your calculation of loss per common share.

Response:

The Company respectfully notes the Staff’s comment related to the presentation of net loss available to common shareholders and the calculation of loss per common share and acknowledges that the Company did not adjust the net loss attributable to common shareholders by the dividend accretion amount of the Company’s preference shares in the calculation of basic and diluted loss per common share, resulting in incorrect reported amounts related to net loss attributable to common shareholders and basic and diluted loss per common share for the years ended December 31, 2021, 2020 and 2019 as included in the Company’s Form 20-F filed on March 18, 2022 (the “Error”).

To assess the materiality of the Error, the Company conducted an analysis under Staff Accounting Bulletin No. 99, Materiality (“SAB 99”) and Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements, and ASC 250, Accounting Changes and Error Corrections. The Company has assessed, using both qualitative and quantitative factors, the impact of the Error on the previously reported financial statements. This analysis resulted in the conclusion that the Error was not material for the years ended December 31, 2021, 2020 and 2019.

Quantitative analysis

The quantitative impact of the Error on net loss attributable to common shareholders and loss per share for the years impacted is as follows:

(USD in thousands except for per share data and percentage data)	FY2021	FY2020	FY2019
Net loss attributable to common shareholders – as previously reported [A]	$(592,753)	$(30,348)	$(40,207)
Numerator adjustment related to preference shares accretion [B]	$(11,327)	$(31,870)	$(28,322)
Net loss attributable to common shareholders – as revised [A]+[B]	$(604,080)	$(62,218)	$(68,529)
Weighted average common shares outstanding – no change	150,912,333	70,040,242	68,414,830
Basic & diluted loss per share – as previously reported [C]	$(3.93)	$(0.43)	$(0.59)
Basic & diluted loss per share – as revised [D]	$(4.00)	$(0.89)	$(1.00)
Impact on Loss Per Share
Understated by [C] – [D]	$0.07	$0.46	$0.41
Impact in % ([D]-[C])/[C]	1.78%	106.98%	69.49%

In assessing the Error’s impact on prior period and current period financial statements, the Company began by considering whether the Error was quantitatively material, such that further consideration of qualitative factors would not overcome any presumption of materiality.

Quantitative threshold judgments, including the manner in which investors evaluate results

In evaluating an appropriate basis on which to consider quantitative judgments, the Company noted several sources of information that support how investors evaluate the business, including SEC filings (e.g., proxy statement), the latest earnings releases, and investor presentations. In such communications, the Company noted that the driving factors and key trend information communicated to investors included official data acquisition and monetization strategy, proprietary technology acquisition and development, relationships with partners and customers, expected revenue growth and EBITDA margins. Specifically, the Company considered whether a quantitative threshold on loss per share could be preliminarily determined to evaluate the materiality of the Error, but noted:

•

The Company does not provide forward guidance on EPS to the investor community nor assesses the metric. As an emerging company for which investors are primarily focused the Company’s future outlook, profitability metrics are not a regularly emphasized by the Company, investors or financial analysts. Accordingly, the Company has not established an internal quantitative threshold to assess errors to EPS. The Company has generally assessed materiality thresholds based on revenues, assets or equity which are not impacted by the Error.

•

However, the Company determined that an objective analysis of the quantitative materiality for EPS would be affected by several considerations. As a starting point, the Company has considered 5% as a quantitative threshold in evaluating the materiality to income statement line items. Nevertheless, the Company believes that a much higher quantitative threshold would exist for EPS because a) the Company has a long history of significant losses per share, which make the metric less relevant to users; b) EPS related to periods prior to the Company’s merger with dMY Technology Group, Inc. II on April 20, 2021 (the “Merger”) reflected a much different capitalization structure, including a limited group of common and preferred shareholders that had not previously been provided EPS before filings in connection with the Merger; and c) the preference shares were settled upon Merger closing in April 2021 and therefore, the preference shares do not have a continuing impact on current Genius’ operations or its current public shareholders.

•

The Company also believes that there was robust disclosure around the preference shares, which would be considered in establishing a quantitative threshold for EPS. The rights and terms of preference shares have been made available to the users of the financial statements, including preference shareholders’ rights to cumulative dividends, in the “Preference Shares” footnote as well as in “preference share accretion” line in the Statements of Changes in Temporary Equity and Shareholders’ Deficit and Statements of Cash Flows. Such disclosures allow the users of the financial statements to fully understand the nature of the then outstanding preference shares.

For the reasons highlighted above, the Company has concluded that the Error is not quantitatively material for fiscal year 2021 when the impact was less than 2% of EPS, but the materiality of the quantitative impact of the Error in fiscal years 2020 and 2019 is indeterminate. To further the Materiality Assessment, the Company considered qualitative factors with various considerations. As part of this analysis, the Company has also considered that as the quantitative amount of an error increases, the qualitative factors must be increasingly persuasive to conclude that an error is not material. Accordingly, the Company closely assessed the qualitative factors of the Error in 2020 and 2019 given that the quantitative impact was large (approximately 100% of the reported EPS amounts).

Qualitative analysis

The Company further considered the following qualitative factors outlined in SAB 99:

•	The Error does not have any impact on the earnings of the Company. With or without correction of the Error, the Company would have been in a net loss position for all impacted periods.

•

The Error pertains only to amounts attributable to preference shares for which sufficient disclosures was available in the audited financial statements to understand the rights and terms, including the amounts of dividends that were not reflected in the EPS calculation. Moreover, the preference shares were settled in the Merger and therefore such investors would not be materially affected by the Error.

•

The Error does not affect any trends in the results or EPS of the Company relevant to financial statement users following the Merger. The Company has a history of significant losses and the Error pertained to preference share dividends of a similar amount each period such that there would be not significant change in trends in prior periods. Moreover, because the preference shares were settled in the Merger, the evaluation of EPS trends would adjust for these dividends to consider comparability with the Post-Merger capital structure.

•

The Company does not expect a significant positive or negative market reaction to the disclosure of this Error as it does not have any impact on its earnings or other financial trends. The loss per share adjustments are solely related to the calculation of net loss attributable to common shareholders and do not impact the balance sheet, the income statement, shareholders’ equity, nor cash flows.

•

EPS has not been a key performance metric for the Company, financial analysts or investors because of the significant historical losses. The Error does not impact any of the key performance indicators including events under official rights

•

The Company operates as a single segment, and the Error relates to the consolidated entity. The Company has not been profitable in its history and the Error would not impact the perception of the Company’s profitability.

•	The Error does not affect the Company’s compliance with any regulatory requirements.

•	The Company does not have any outstanding debt tied to loss per share metrics nor are any of their contracts dependent on loss per share measures.

•	The Error would not result in an increase in management’s compensation as the Error does not have any impact on the Company’s compensation plans.

•	The adjustment is neither related to, nor conceals, an unlawful act. The Error was a result of unintentional oversight of complex accounting guidance related to the calculation of loss per share.

•	The Company did not intentionally misstate the information related to preference shares.

Based on the Company’s analysis above, the qualitative factors under SAB 99 do not indicate that this error is material to the presentation of previously issued financial statements. When considering the qualitative factors, a reasonable person would not consider the impact of the Error to have misled investors. Further, the judgment of a reasonable person relying on the financial statements would not be changed or influenced by the correction of the Error in the previous reporting periods as it has no bearing on the Company’s earnings during the periods.

Overall Conclusion

Accordingly, after consideration of both quantitative and qualitative factors, the Company concluded the Error is immaterial to the prior periods’ financial statements primarily based on the following:

•	The Error was not quantitatively or qualitatively material in fiscal year 2021.

•

While the Error had a large quantitative impact on fiscal years 2020 and 2019, the qualitative factors provide sufficient evidence that the Error was immaterial. Most notably, the Error only impacted the net loss attributable to common shareholders and loss per share and did not affect key performance indicators considered internally or externally. The Error pertained to preference shares that were settled upon Merger closing, and there was adequate disclosure of the nature of the accrued dividends to preferred shareholders. Moreover, common shareholders could readily determine the losses per share as the net loss was not affected by the Error. There were no material impacts on trends, ratios or covenants.

The Company will correct the Error in the current period financial statements by adjusting the prior period information and adding disclosure of the Error. The Company will also present net loss available to common shareholders on the face of the statements of operations.

Consolidated Statement of Cash Flows, page F-6

3.	Staff’s comment: Please tell us what the effect of business combinations line item represents in the operating activities section and your basis in ASC 230 for presenting this line item.

Response:

The Company respectfully advises the Staff that it included the “effect of business combinations” as a reconciling item from net income to operating cash flows under the indirect method as discussed in ASC 230-10-45-28, which requires adjustments for the “effects of all deferrals of past operating cash receipts and payments, such as changes during the period in inventory, deferred income, and the like, and all accruals of expected future operating cash receipts and payments, such as changes during the period in receivables and payables.” The “effect of business combinations” line item reflects the net changes in working capital balances that were acquired or assumed as part of the business combinations and for which the related cash outflows are presented in the investing activities section. By presenting in this manner, the Company believes that readers can more readily reconcile to operating cash flows because after adjusting for the effect of the business combinations, the reconciling line item for each change in working capital account is largely consistent with the change in balances as presented on the Company’s consolidated balance sheets. For example, the reconciling item related to changes in receivables presented within the operating activities section of the cash flow statement for the year ending December 31, 2021 was $24.3 million, which was consistent with the change in the balance sheet accounts from $24.8 million to $48.8 million (subject to immaterial differences related to foreign currency effects), while the change in receivables related to those acquired in the business combinations of $2.4 million was presented within the effect of business combinations line item. Alternatively, the Company considered presenting the reconciling items for each change in working capital balances by excluding the related acquired assets or assumed liabilities as part of the business combinations but determined that there would be no change in the total net cash provided by (used in) operating cash flows. Further, the cash outflows related to the business combinations are appropriately disclosed in “acquisition of business, net of cash acquired” line item in the investing activities section.

Note 3. Business Combinations, page F-18

4.

Staff’s comment: Please tell us your consideration of the guidance in Item 8 of Form 20-F and Articles 3-05 and 11-01 of Regulation S-X in assessing whether audited financial statements of Second Spectrum, Inc. and the related pro forma financial information reflecting the acquisition should be provided.

Response:

The Company respectfully acknowledges the Staff’s comment and notes that in measuring the significance of the acquisition of Second Spectrum, Inc. under S-X 3-05 and S-X 8-04, the acquisition of the business did not meet the threshold of the significance tests (i.e., asset test, investment test and income test).

Form 6-K filed May 12, 2022

Exhibit 99.2, page 1

5.

Staff’s comment: We note your disclosure of Group Adjusted EBITDA in the second bullet point and your disclosure of Group Adjusted EBITDA and Group Adjusted EBITDA Margin after the second paragraph. Please tell us your consideration of also presenting the most directly comparable GAAP measures. Refer to Regulation G.

Response:

The Company respectfully acknowledges the Staff’s comment. The Company will, in future filings related to financial results and the presentation of financial information, present the most directly comparable GAAP measure with equal or greater prominence relative to Non-GAAP measures. Specifically, the Company will include, with equal or greater prominence, GAAP Net loss and Net Loss margin as the most directly comparable GAAP measure to the Non-GAAP measure of Adjusted EBITDA and Adjusted EBITDA margin. Based on the comment received, we have included an enhanced GAAP disclosure in Exhibit 99.2 to our report on Form 6-K furnished to the Commission on August 16, 2022.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me.

Sincerely,

/s/ Nicholas Taylor
Nicholas Taylor
Chief Financial Officer

Via E-mail:

cc:	Ross M. Leff

Allison C. Gallagher

Kirkland & Ellis LLP